Mail Stop 4561

September 26, 2007

Mr. Colin Binny
Chief Financial Officer
Amaru, Inc.
112 Middle Road, #08-01 Midland House
Singapore 188970

> **Re: Amaru, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **File No. 0-32695**

Dear Mr. Binny:

We have reviewed your third response letter filed on September 12, 2007 and have the following additional comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the fiscal year ended December 31, 2006

Financial Statements

5. Intangible Assets, page F-15

1.   We note your response to prior comment 1 and your belief that the useful life of the film library assets is indefinite. Additionally, it appears from your proposed disclosure that you view the AICPA's guidance under SOP 00-2, "*Accounting by Producers or Distributors of Films*", to be applicable to you as a distributor of film. Please tell us how you considered each of the following viewpoints/considerations of AcSEC in arriving at your conclusion that the useful life of your library is indefinite: (a) "in most instances, the significant majority of a film's revenue will have been earned within a ten-year period", (b) AcSEC's position of limiting "Ultimate Revenue" for previously released films acquired as part of a film library by only including estimates of revenue over a period that is not to exceed twenty years, (c) AcSEC's understanding that "in applying APB 16, *Business Combinations,* in the film industry, twenty years is the life most

often assigned to a film library" and (d) AcSEC's viewpoint that consideration should be given to enhancing comparability amongst entities in the industry. Additionally, please tell us why you believe that your film library has unique characteristics to warrant an indefinite useful life when others in your industry commonly apply a finite life to their film libraries.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief